107 Selden Street Berlin, CT 06037

Kerry J. Tomasevich
Assistant General Counsel and
Assistant Secretary

860-665-5744
kerry.tomasevich@eversource.com

June 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy (T.J.) Collins

Re:	Eversource Energy

Registration Statement on Form S-4 (File No. 333-256783)

Dear Mr. Collins:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Eversource Energy, a Massachusetts business trust (the “Company”), hereby respectfully requests that the effective date for its Registration Statement on Form S-4 (File No. 333-256783) (as amended, the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) so that it will be declared effective by 4:00 p.m. Eastern Time on June 25, 2021, or as soon as possible thereafter. The Company hereby authorizes Marko Zatylny of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Marko Zatylny of Ropes & Gray LLP, counsel to the Company, at (617) 951-7890.

Very truly yours,

EVERSOURCE ENERGY

By:	/s/ Kerry J. Tomasevich
Kerry J. Tomasevich
Assistant General Counsel and
Assistant Secretary